EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Proxy Statement-Prospectus of Apartment Investment and Management Company, Aimco Properties, L.P. and VMS National Properties Joint Venture that is made a part of their Amendment No. 4 to the Registration Statement (Form S-4; File No. 333-136801) for the registration of Aimco Properties, L.P. Partnership common units and shares of Apartment Investment and Management Company Class A common stock and to the inclusion and incorporation by reference therein of our report dated March 6, 2006, with respect to the combined financial statements of VMS National Properties Joint Venture included in VMS National Properties Joint Venture’s Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Greenville, South Carolina
January 29, 2007